Tempo Offices, Unit B2,
431 Roberts Rd, Subiaco,
Western Australia, 6008

Tel: + 618 6313 3975
Fax: + 618 6270 6339
Email: invest@missionnewenergy.com

13 November 2012

Mission subsidiary receives Winding up Petition

Mission NewEnergy Limited (ASX:MBT) today announces that its wholly owned Malaysian subsidiary Mission Biofuels Sdn Bhd ("MBSB") has been served with a winding up petition under Section 218(1)(e) & (i) and Section 218(2)(c) of the Malaysian Companies Act 1965 ("Petition") by KNM Process Systems Sdn Bhd ("KNM"), the contractor for its second 250,000 tpa biodiesel refinery.

The Petition dated 1 November 2012 was received on 9 November 2012 and claims that MBSB is indebted to KNM for a disputed sum of around A$16.1 million (RM50.7 million) for goods sold and delivered and works carried out by KNM for MBSB. The winding up Petition is fixed for hearing on 4 February 2013.

MBSB has been advised by its solicitors that the petition by KNM is defective, frivolous, vexatious, malicious and an abuse of the court process considering that the dispute between KNM and MBSB has been referred to arbitration and no award has been given on the arbitration. Arbitration is recognised as the legitimate process to solve the dispute between KNM and Mission as provided for in the Engineering, Procurement, Construction and Commissioning (EPCC) contract between KNM and MBSB and as directed by the Malaysian courts and therefore should not be circumvented.

It is also relevant to note that the proceedings against Mission initiated by Ir Lee Swee Eng, the Executive Chairman of KNM Group and substantial shareholder of Mission with the Australian takeover panel to stop Mission from proceeding with a credit facility of A$5 million have been rejected by the panel. The Board of Directors of Mission have also rejected a highly conditional funding proposal by Ir Lee via a rights issue. The board viewed that this funding proposal could result in Ir Lee obtaining control of Mission in circumstances where there is a conflict of interest, that the proposal was highly conditional, was conditional on the convertible note exchange offer not

occurring, was likely to further dilute other shareholders and was therefore not in the best interest of shareholders.

MBSB's solicitors have advised that KNM's petition is highly unlikely to succeed. MBSB will take all necessary steps to oppose and set aside the said petition and is reviewing its legal options in the light of this petition.

- Announcement Ends -

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:
James Garton
Phone: + 61 8 6313 3975
james@missionnewenergy.com